

October 5, 2023

Man Chung Chan
Chief Executive Officer
Cosmos Group Holdings Inc.
37/F, Singapore Land Tower
50 Raffles Place
Singapore 048623

> **Re: Cosmos Group Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **File No. 000-55793**

Dear Man Chung Chan:

We issued comments on the above captioned filing on September 22, 2022 and August 24, 2023. On September 12, 2023, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Jenny Chen-Drake